UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 000-30141
CUSIP Number: 538146101

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:     December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A__________________

PART I — REGISTRANT INFORMATION
LivePerson, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

530 7th Ave, Floor M1
Address of Principal Executive Office (Street and Number)

New York, NY 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

LivePerson, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the period ended December 31, 2022 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

In view of the in-process integration of the Company's 2022 acquisition of WildHealth, the Company requires more time to perform additional review and testing of revenue recognition with respect to a recently discontinued WildHealth program, for which Medicare reimbursement is suspended pending further governmental review, and to complete its in-process review of internal controls and procedures.

The Company currently anticipates filing its Form 10-K for the year ended December 31, 2022 within the fifteen calendar day grace period provided by Rule 12b-25.

Forward-Looking Statements

Statements in this filing about the Company that are not historical facts are forward-looking statements based on our current expectations and estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Our current expectations may not prove to be accurate. The words “estimates,” “expects,” “anticipates,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify deficiencies in the Company's accounting practices and internal controls. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John D. Collins (Name)	212 (Area Code)	609-4200 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant
was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LivePerson, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 28, 2023	By	/s/ John D. Collins
John D. Collins Chief Financial Officer